SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

            REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
                OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June, 2002

                               Durango Corporation
                 (f/k/a Grupo Industrial Durango, S.A. de C.V.)
       -----------------------------------------------------------------
                 (Translation of registrant's name into English)

 Torre Corporativa Durango, Potasio 150, Cd. Industrial Durango, Durango, Mexico
 -------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F. Form 20-F [X]   Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ]    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                           CORPORACION DURANGO, S.A. DE C.V.

Date:  June 10, 2002
                           By /s/ Gabriel Vellegas Salazar
                             ---------------------------------------------------
                             Name:  Gabriel Vellegas Salazar
                             Title: Chief Financial Officer